UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

December 3, 2013

Commission File Number: 333-177693

Reynolds Group Holdings Limited

(Translation of registrant’s name into English)

Reynolds Group Holdings Limited

Level Nine

148 Quay Street

Auckland 1140 New Zealand

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Reynolds Group Holdings Limited (“Reynolds Group” or the “Company”) has furnished the following information to holders of its debt securities:

Entry into Material Definitive Agreement; Creation of a Direct Financial Obligation

I. Amendment to the Senior Secured Credit Facilities

Term Loan Facility Amendment

On November 27, 2013, Reynolds Group and certain of its subsidiaries entered into Amendment No. 8 and Incremental Term Loan Assumption Agreement (the “Amendment No. 8”) to its senior secured term loan and revolving credit facility (the “Credit Agreement” and, as amended by Amendment No. 8, the “Amended Credit Agreement”) and incurred thereunder US$2,212,650,000 and €297,000,000 of term loans (the “New Term Loans”). Concurrent with the incurrence of the New Term Loans, the borrowers under the Credit Agreement repaid in full the term loan facilities outstanding under the existing Credit Agreement. The New Term Loans have a maturity date of December 1, 2018 and an interest rate that is lower than the interest rate applicable to the repaid term loans.

Amendment No. 8 effected certain amendments to the Credit Agreement, including amendments that removed restrictions on the ability to repay senior unsecured notes, increased flexibility to repay subordinated notes within one year of maturity, resized and added new baskets (including increasing the basket for permitted investments in non-guarantor subsidiaries), and adjusted the thresholds for required security interests in bank accounts and real property.

In addition, pursuant to Amendment No. 8 the lenders making the New Term Loans approved additional amendments that provide Reynolds Group with greater flexibility to exclude certain non-U.S. subsidiaries from the collateral and guarantee requirement under the Amended Credit Agreement, the exercise of which would result in such excluded non-U.S. subsidiary no longer guaranteeing the Amended Credit Agreement and being released from its guarantee of Reynolds Group’s various outstanding notes. These amendments will become effective once approved unanimously by the revolving lenders. If the unanimous consent of the revolving lenders is obtained, the Amended Credit Agreement, as further amended, would require that Reynolds Group’s guarantor subsidiaries collectively continue to maintain combined gross assets of at least 75% of the consolidated total assets and combined EBITDA of at least 75% of the consolidated EBITDA. If Reynolds Group were unable to meet these minimum guarantee requirements at the end of a fiscal quarter, it would be required to add additional subsidiary guarantors as necessary to satisfy such requirements. Reynolds Group is currently seeking an amendment from its revolving lenders that, in addition to providing such consent, would also extend the maturity and may reduce the pricing of its revolving credit facilities under the Amended Credit Agreement.

Other Events

I. Withdrawal from the PACE Industry Union-Management Pension Fund

Certain of the Company’s businesses participate in multi-employer pension plans administered by labor unions, the most significant of which is the PACE Industry Union-Management Pension Fund (“PIUMPF”). Employees from both Evergreen and Pactiv Foodservice participate in PIUMPF. The Company announced that Evergreen and Pactiv Foodservice reached agreements with the relevant unions, ratified by the unions between November 18-25, 2013, to allow them to withdraw from PIUMPF as of December 31, 2013. Pursuant to these agreements, the Company will be required to make withdrawal liability payments to PIUMPF in amounts to be determined through future negotiations with PIUMPF, but which it currently estimates to be approximately $5 million per year for 20 years. As a result, the Company expects to accrue a liability in the fourth quarter of 2013 for such future payments of approximately $60-$75 million. If the PIUMPF suffers a “mass withdrawal” (as defined in ERISA) prior to January 1, 2017, the aggregate amount of the Company’s required payments could be increased and the increase could be material.

[Signature page follows]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Reynolds Group Holdings Limited
(Registrant)

Date: December 3, 2013	By:	/s/ Joseph E. Doyle
	Name:	Joseph E. Doyle
	Title:	Group Legal Counsel